Exhibit 99.1

St. John's, NL - May 3, 2023

FORTIS INC. RELEASES FIRST QUARTER 2023 RESULTS

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS), a well-diversified leader in the North American regulated electric and gas utility industry, released its first quarter results1.

Highlights
•First quarter net earnings of $437 million, or $0.90 per common share, up from $350 million, or $0.74 per common share in 2022
•Adjusted net earnings per common share2 of $0.91, up from $0.78 in the first quarter of 2022
•Capital expenditures2 of $1.0 billion in the first quarter; $4.3 billion annual capital plan on track
•Significant regulatory applications at Tucson Electric Power and FortisBC continue to progress
•Announced the sale of the Corporation's ownership interest in the Aitken Creek Natural Gas Storage Facility in British Columbia

"Our strong first quarter results reflect the diversified nature of our business and the continued delivery of our low-risk capital plan," said David Hutchens, President and Chief Executive Officer, Fortis. "With capital expenditures of $1.0 billion in the quarter, we are on track to invest $4.3 billion in our systems this year."

"Our funding plan remains intact, and the sale of the Aitken Creek Natural Gas Storage Facility further strengthens our balance sheet and supports financing of our regulated utility investments," said Mr. Hutchens. "We remain confident in our growth strategy as we continue to provide value to shareholders while executing on the transition to a cleaner energy future and delivering safe, reliable and affordable service to our customers."

Net Earnings
The Corporation reported net earnings attributable to common equity shareholders ("Net Earnings") of $437 million for the first quarter, or $0.90 per common share, compared to $350 million, or $0.74 per common share in the first quarter of 2022. The increase reflected rate base growth, mainly at ITC and the western Canadian utilities, as well as higher earnings at UNS Energy. Market conditions resulted in wholesale electricity sales with favourable margin and higher transmission revenue at UNS Energy in the first quarter of 2023 compared to later quarters in 2022. Higher retail electricity sales, including the impact of favourable weather, and lower depreciation expense associated with the retirement of the San Juan generating station in June 2022, also contributed to results in Arizona.

Results for the quarter also reflected higher earnings at Aitken Creek, an increase in the market value of investments that support retirement benefits at UNS Energy and ITC, and a higher U.S.-to-Canadian dollar foreign exchange rate. Growth in earnings was partially offset by higher holding company finance costs.

An increase in the weighted average number of common shares outstanding, largely associated with the Corporation's dividend reinvestment plan, also impacted earnings per share for the quarter.

Adjusted Net Earnings2
Adjusted net earnings attributable to common equity shareholders ("Adjusted Net Earnings") excludes the impact of mark-to-market accounting of natural gas derivatives at Aitken Creek. Adjusted Net Earnings of $439 million for the first quarter, or $0.91 per common share, were $70 million, or $0.13 per common share higher than the same period in 2022. The increase was driven by the same factors discussed for Net Earnings.

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1    Financial information is presented in Canadian dollars unless otherwise specified.
2    Non-U.S. GAAP Financial Measures - Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America and may not be comparable to similar measures presented by other entities. Fortis presents these non-U.S. GAAP measures because management and external stakeholders use them in evaluating the Corporation's financial performance and prospects. Refer to the Non-U.S. GAAP Reconciliation provided herein.

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Non-U.S. GAAP Reconciliation
Quarter ended March 31
($ millions, except as indicated)	2023	2022	Variance
Adjusted Net Earnings:
Net Earnings	437	350	87
Adjusting item:
Unrealized loss on mark-to-market of derivatives[3]	2	19	(17)
Adjusted Net Earnings	439	369	70
Adjusted net earnings per share ($)	0.91	0.78	0.13

Capital Expenditures:
Additions to property, plant and equipment	907	866	41
Additions to intangible assets	47	49	(2)
Adjusting item:
Wataynikaneyap Transmission Power Project[4]	41	49	(8)
Capital Expenditures	995	964	31

Capital Expenditures

Fortis' $4.3 billion annual capital plan remains on track with $1.0 billion invested through March 2023.

The Corporation's major capital projects continue to progress. In March 2023, FortisBC Energy filed amended transportation rate schedules with the British Columbia Utilities Commission ("BCUC") for the Eagle Mountain Woodfibre Gas Line project. Approval from the BCUC is anticipated in May 2023, which will remove certain of FortisBC Energy's conditions for commencing construction and bring the project one step closer to construction.

The first tranche of approved projects associated with the Midcontinent Independent System Operator, Inc. ("MISO") long-range transmission plan ("LRTP") are advancing at ITC with stakeholder outreach, routing studies and design engineering underway. ITC estimates transmission investments of US$1.4 billion to US$1.8 billion through 2030 associated with six of the 18 LRTP projects.

Regulatory Updates

In March 2023, the Federal Energy Regulatory Commission confirmed its decision to deny the complaint filed by the Iowa Coalition for Affordable Transmission requesting that ITC Midwest's common equity component of capital structure be reduced.

In March 2023, the Iowa Supreme Court granted standing to certain plaintiffs to challenge the right of first refusal ("ROFR") available to incumbent electric transmission owners in Iowa. The court also issued a temporary injunction staying enforcement of the ROFR statute, and remanded the matter to the District Court to decide the merits of the claim. Management does not believe that this proceeding will impact projects at ITC that have already been approved and are under development, including Tranche 1 projects associated with the MISO LRTP. The timing of this proceeding and any impact on future projects, is unknown.

In April 2023, hearings concluded on the Tucson Electric Power general rate application, which seeks new customer rates effective September 1, 2023 using a December 31, 2021 test year. While the timing and outcome of this proceeding is unknown, a recommended order and opinion from the administrative law judge is expected mid-year.

The generic cost of capital proceeding in British Columbia, which includes a review of the common equity component of capital structure and the rate of return on common equity for FortisBC, continues to progress as expected with a decision expected by mid-2023.

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3    Represents timing differences related to the accounting of natural gas derivatives at Aitken Creek, net of income tax recovery of $1 million for the three months ended March 31, 2023 ($7 million for the three months ended March 31, 2022)
4    Represents Fortis' 39% share of capital spending for the Wataynikaneyap Transmission Power Project

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Pending Sale of Unregulated Asset
On May 1, 2023, the Corporation announced that FortisBC Holdings Inc. had entered into a definitive share purchase and sale agreement with a subsidiary of Enbridge Inc. to sell its 93.8% ownership interest in the Aitken Creek Natural Gas Storage Facility for approximately $400 million, subject to customary closing conditions and adjustments. The purchase is subject to required approval, principally by the BCUC, and is expected to close by the end of the year with a March 31, 2023 effective date. Net proceeds from the transaction will further strengthen the balance sheet and support financing of the Corporation's regulated utility growth strategy.

Outlook
Fortis continues to enhance shareholder value through the execution of its capital plan, the balance and strength of its diversified portfolio of regulated utility businesses, and growth opportunities within and proximate to its service territories. While energy price volatility, global supply chain constraints and persistent inflation are issues of potential concern that continue to evolve, the Corporation does not currently expect there to be a material impact on its operations or financial results in 2023.

Fortis is executing on the transition to a cleaner energy future and is on track to achieve its corporate-wide targets to reduce greenhouse gas emissions ("GHG") by 50% by 2030 and 75% by 2035. Upon achieving these targets, 99% of the Corporation's assets will support energy delivery and renewable, carbon-free generation. The Corporation's additional 2050 net-zero direct GHG emissions target reinforces Fortis' commitment to further decarbonize over the long-term, while preserving customer reliability and affordability.

The Corporation's $22.3 billion five-year capital plan is expected to increase midyear rate base from $34.1 billion in 2022 to $46.1 billion by 2027, translating into a five-year compound annual growth rate of 6.2%5.

Beyond the five-year capital plan, additional opportunities to expand and extend growth include: further expansion of the electric transmission grid in the U.S. to facilitate the interconnection of cleaner energy, including infrastructure investments associated with the Inflation Reduction Act of 2022 and the MISO LRTP; climate adaptation and grid resiliency investments; renewable gas solutions and liquefied natural gas infrastructure in British Columbia; and the acceleration of cleaner energy infrastructure investments across our jurisdictions.

Fortis expects its long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2027, and is premised on the assumptions and material factors listed under "Forward-Looking Information".

About Fortis
Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2022 revenue of $11 billion and total assets of $65 billion as at March 31, 2023. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

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5    Calculated using a constant United States dollar-to-Canadian dollar exchange rate

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Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: the expected timing and outcome of the sale of Aitken Creek; forecast capital expenditures for 2023-2027; forecast rate base and rate base growth through 2027; the nature, timing, benefits and expected costs of certain capital projects, including FortisBC Energy's Eagle Mountain Woodfibre Gas Line project and ITC's transmission projects associated with the MISO LRTP, and additional opportunities beyond the capital plan, including investments related to the Inflation Reduction Act of 2022, the MISO LRTP, climate adaptation and grid resiliency, renewable gas solutions and liquefied natural gas infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure; the expected timing, outcome and impact of regulatory proceedings and decisions; the 2030 GHG emissions reduction target; the 2035 GHG emissions reduction target and projected asset mix; the 2050 net-zero direct GHG emissions target; the expectation that volatility in energy prices, global supply chain constraints and persistent inflation will not have a material impact on operations or financial results in 2023; and the expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2027.

Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and persistent inflation; reasonable outcomes for regulatory proceedings and the expectation of regulatory stability; the successful execution of the capital plan; no material capital project and financing cost overrun; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. For additional information with respect to certain risk factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this media release. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Teleconference to Discuss First Quarter 2023 Results
A teleconference and webcast will be held on May 3, 2023 at 8:30 a.m. (Eastern). David Hutchens, President and Chief Executive Officer and Jocelyn Perry, Executive Vice President and Chief Financial Officer, will discuss the Corporation's first quarter financial results.

Shareholders, analysts, members of the media and other interested parties in North America are invited to participate by calling 1.888.886.7786. International participants may participate by calling 1.416.764.8658. Please dial in 10 minutes prior to the start of the call. No passcode is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com. A replay of the teleconference will be available two hours after the conclusion of the call until June 3, 2023. Please call 1.877.674.7070 or 1.416.764.8692 and enter passcode 430311#.

Additional Information
This media release should be read in conjunction with the Corporation's March 31, 2023 Interim Management Discussion and Analysis and Condensed Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information, please contact:

Investor Enquiries	Media Enquiries
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Government Relations
Fortis Inc.	Fortis Inc.
248.946.3572	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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